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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934

                                   MESA Inc.
                                ----------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of class of securities)

                                   590911103
                                 --------------
                                 (CUSIP number)

Dennis R. Washington                       Marvin Davis
c/o  Washington Corporations               Davis Companies
101 International Way                      2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59802                   Los Angeles, California 90067
(406) 523-1300                             (310) 551-1470

Joel L. Reed                               Dorn Parkinson
Batchelder & Partners, Inc.                c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200     101 International Way
San Diego, California 92122                Missoula, Montana 59807
(619) 456-6655                             (406) 523-1300
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

Scott R. Haber                             Kendall R. Bishop
Latham & Watkins                           O'Melveny & Myers
505 Montgomery Street, Suite 1900          1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111            Los Angeles, California  90067
(415) 391-0600                             (310) 553-6700

                                October 5, 1995
            -------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /



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                                  SCHEDULE 13D

CUSIP No. 590911103                                          Page 2 of 6 Pages


1.   Name of Reporting Person

              JOEL L. REED

2.   Check the Appropriate Box if a Member of a Group                   (a) /x/
                                                                        (b) / /

3.   SEC Use Only

4.   Source of Funds

              N/A

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /

6.   Citizenship or Place of Organization

              UNITED STATES OF AMERICA

                   7.     Sole Voting Power

                                  -0- SHARES OF COMMON STOCK


                   8.     Shared Voting Power
Number of
Shares                            -0- SHARES OF COMMON STOCK
Beneficially
Owned By           9.     Sole Dispositive Power
Each
Reporting                         -0- SHARES OF COMMON STOCK
Person
With              10.     Shared Dispositive Power

                                  -0- SHARES OF COMMON STOCK

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

13.    Percent of Class Represented by Amount in Row (11)

               0%

14.    Type of Reporting Person

               IN


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                 This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 2           Identity and Background

                 Item 2 to the Schedule 13D is hereby amended in pertinent part as follows:

                 Mr. Batchelder has ceased to be a Reporting Person and Joel L. Reed, who has succeeded Mr. Batchelder as a member of the Board of Directors of the Company (the "Board"), has become a Reporting Person. As described in Item 4 below, Mr. Batchelder resigned from the Board effective as of the date the Board elected Mr. Reed to replace Mr. Batchelder as a director.

                 Mr. Reed's principal business is as an executive of BPI, a financial advisory and consulting firm. Mr. Reed's principal business address is located at 4330 La Jolla Village Drive, Suite 200, San Diego, California 92122. Mr. Reed is a citizen of the United States of America.

                 During the last five years, Mr. Reed has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3           Source and Amount of Funds or Other Consideration

                 Item 3 to the Schedule 13D is hereby amended in pertinent part as follows:

                 As of the close of business on October 5, 1995, Mr. Reed had not purchased any Shares.


Item 4           Purpose of Transaction

                 Item 4 to the Schedule 13D is hereby amended in pertinent part as follows:

                 As previously reported (see Amendment No. 5 to Schedule 13D), an Agreement of Compromise and Settlement dated September 20, 1995 (the "Agreement") was entered into among the Reporting Persons and certain other parties, on the one hand, and the Company and certain of the Company's present and former directors, on the other hand. Pursuant to the Agreement, Mr. Batchelder resigned from the Board effective as of the date the Board elected Mr. Reed to replace Mr. Batchelder as a director. By virtue of his



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

resignation from the Board, Mr. Batchelder has ceased to be a Reporting Person and Mr. Reed, by virtue of his election to the Board, has become a Reporting Person. Company counsel has informed the Reporting Persons that Mr. Reed was elected to the Board by written consent of the Board. Such election was effective as of September 21, 1995, but only after all directors had executed the written consent. On October 5, 1995, Company counsel informed the Reporting Persons that on October 4, 1995 the Company had received written consents executed by all directors.


Item 5           Interest in Securities of the Issuer

                 Item 5 to the Schedule 13D is hereby amended in pertinent part as follows:

                 As of the close of business on October 5, 1995, Mr. Reed did not directly or indirectly own any Shares.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 Item 6 to the Schedule 13D is hereby amended in pertinent part as follows:

                 As described in Item 4 above, Mr. Batchelder has resigned from the Board effective as of the date the Board elected Mr. Reed to replace Mr. Batchelder as a director. By letter dated October 5, 1995, Mr. Batchelder has ceased to be a party to the Joint Filing Agreement dated June 29, 1995 among the Reporting Persons and has ceased to be a Reporting Person. The Reporting Persons (including Mr. Reed) have entered into a new Joint Filing Agreement. Copies of the letter dated October 5, 1995 from Mr. Batchelder to the other Reporting Persons terminating the Joint Filing Agreement and the new Joint Filing Agreement are filed herewith as Exhibits 1 and 2, respectively, and are incorporated by reference herein.


Item 7           Material to be Filed as Exhibits

Exhibit 1        Letter dated October 5, 1995 from David Batchelder.


Exhibit 2        Joint Filing Agreement dated October 5, 1995.


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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1995


                                            /s/ Dennis R. Washington
                                         ---------------------------
                                         Dennis R. Washington


                                            /s/ Dorn Parkinson
                                         ---------------------------
                                         Dorn Parkinson


                                            /s/ Joel L. Reed
                                         ---------------------------
                                         Joel L. Reed


                                         Davis Acquisition, L.P.

                                         By:  Davis Companies
                                         Its: General Partner

                                         By:    /s/ Marvin Davis
                                            ------------------------
                                         Name:  Marvin Davis
                                         Its:   President


                                         Davis Companies

                                         By:    /s/ Marvin Davis
                                            ------------------------
                                         Name:  Marvin Davis
                                         Its:   President


                                         Marvin and Barbara Davis
                                         Revocable Trust

                                         By:    /s/ Marvin Davis
                                            ------------------------
                                         Name:  Marvin Davis
                                         Its:   Trustee

                                            /s/ Marvin Davis
                                         ---------------------------
                                         Marvin Davis


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                                 EXHIBIT INDEX


Exhibit 1        Letter dated October 5, 1995 from David Batchelder.

Exhibit 2        Joint Filing Agreement dated October 5, 1995.


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                                   Exhibit 1

                                October 5, 1995


Mr. Dennis R. Washington
Mr. Dorn Parkinson
101 International Way
P.O. Box 8182
Missoula, Montana  59807


Mr. Marvin Davis
Davis Companies
2121 Avenue of the Stars, Suite 2800
Los Angeles, California  90067

Gentlemen:

                 As you know, we recently entered into an Agreement of Settlement and Compromise with Mesa Inc. and certain other parties. Pursuant to that Agreement, I will resign from the Board of Directors of Mesa effective as of the date the Board elects Joel L. Reed to replace me as a director. Therefore, by this letter, I will cease to be a party to the Joint Filing Agreement dated June 29, 1995 and I no longer will be a member of a group with you with respect to Mesa.


                                         Sincerely yours,

                                         By /s/ David H. Batchelder
                                           ------------------------
                                         David H. Batchelder


AGREED TO AND ACCEPTED
as of the date first above written

/s/ Dennis R. Washington
---------------------------
Dennis R. Washington


/s/ Dorn Parkinson
---------------------------
Dorn Parkinson




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Davis Acquisition, L.P.
By:  Davis Companies
Its: General Partner

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   President


Davis Companies

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   President


Marvin and Barbara Davis
Revocable Trust

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   Trustee

/s/ Marvin Davis
---------------------------
Marvin Davis




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                                   Exhibit 2

                             JOINT FILING AGREEMENT

                 In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of MESA Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

                 The undersigned further agree that each party hereto is responsible for timely filling of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

                 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

                 In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 5th day of October 1995.


                                         /s/ Dennis R. Washington
                                         ------------------------
                                         Dennis R. Washington


                                         /s/ Dorn Parkinson
                                         ------------------------
                                         Dorn Parkinson


                                         /s/ Joel L. Reed
                                         ------------------------
                                         Joel L. Reed




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Davis Acquisition, L.P.

By:  Davis Companies
Its: General Partner

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   President


Davis Companies

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   President


Marvin and Barbara Davis
Revocable Trust

By:  /s/ Marvin Davis
---------------------------
Name:  Marvin Davis
Its:   Trustee

/s/ Marvin Davis
---------------------------
Marvin Davis